SERVICING OFFICERS CERTIFICATE

        On behalf of Midland Loan Services, Inc., a Delaware corporation ("Midland"), I hereby certify that the persons identified on Exhibit "A" attached hereto are hereby designated as Servicing Officers of the Master Servicer and Special Servicer, as such term is defined in the Pooling and Servicing Agreement between Midland, as Master Servicer and Special Servicer, Morgan Stanley Capital I Inc., as Depositor, and Norwest Bank Minnesota, National Association, as Trustee, in respect of the Morgan Stanley Capital I Inc. Commercial Mortgage Pass-Through Certificates, Series 1998-XL2, and the signatures of such persons are their genuine signatures.


Dated as of: October 15, 1998.

By:

Paula J. Mickelson
Assistant Secretary of
Midland Loan Services, Inc.